October 11, 2012
Stephen Krikorian
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561
Re: Electronic Arts Inc.
Form 10-K for the Fiscal Year Ended March 31, 2012
Filed on May 25, 2012
File No. 000-17948
Dear Mr. Krikorian:
We are submitting this letter in response to the comment letter, dated September 27, 2012, from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) concerning the filing listed above of Electronic Arts Inc. (“EA” or the “Company”). The numbering of the paragraphs below corresponds to the numbering of the Staff's September 27, 2012 comment letter, which, for your convenience, we have incorporated into this response in italics.

Form 10-K for the fiscal year ended March 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Trends in Our Business, page 30

1.
We note from the transcript of your earnings call conference on May 7, 2012, that you are developing new metrics to capture the true scope of your enterprise and you have modernized your approach to tracking and managing game play monetization from retail, subscription, to full downloads, micro-transactions and other streams of revenue. Please tell us your consideration of including enhanced disclosures to identify and discuss these performance indicators, and any related trends. Also, tell us what consideration you gave to disclosing the source of your revenue composition to identify those sold by a third-party and you.

EA's Response:
As we discussed on our May 7, 2012 earnings conference call, we recognize the need to develop and track appropriate performance indicators for our increasingly digital business. We are in the process of building the support infrastructure, as well as implementing the technology to capture the relevant data in our products and services, to enable us to track these new metrics consistently. While many are not expected to be financial in nature, once these new metrics are consistently available across our product and service offerings and are reliable for both management and investor purposes, we will assess whether they provide a better understanding of our business and whether they are indicators of known trends, and if so, include them in future filings.

Our management focuses on assessing our business through a review of our net revenue by revenue composition, which includes (1) publishing and other, (2) wireless, internet-derived, and advertising (digital) and (3) distribution. We do not currently believe a presentation of third-party-sourced revenue versus EA-sourced revenue would be meaningful to investors as substantially all of our revenue is sourced through third parties, including through retailers and our online channel partners, including Sony, Microsoft, Nintendo, Apple, Google, and Facebook. If and when our revenue from EA-sourced sales becomes material, we will re-evaluate whether to disclose the source of our revenue composition to identify those products and services sold by third parties and by us.

Cost of Services and Other Revenue, page 39

2.
Explain how the platform processing fees from operating your website-based games on third party platforms are determined. Describe the relevant terms including whether the arrangements include a minimum level of processing. Further, tell us why such arrangements are not disclosed under your commitments and contingency footnote number 12 of your consolidated financial statements.

EA's Response:
We advise the Staff that platform processing fees from operating our website-based games on third-party platforms are standard in the industry and represented only approximately 1.1 percent, 0.1 percent, and less than 0.1 percent of our net revenue during fiscal years 2012, 2011, and 2010, respectively. Based on the immateriality of these fees to our operations, we do not believe additional disclosure would be meaningful to investors.

In addition, we are not subject to fixed fees based on a minimum level of processing by these third-party platform operators. Accordingly, we do not disclose any contractual obligations in Note 12 to the Consolidated Financial Statements related to platform processing fees from operating our website-based games on third-party platforms.

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 1. Description of Business and Summary of Significant Accounting Policies
Revenue Recognition, page 71

3.
We note your footnote description of the various types of service deliverables you offer and that your digital distribution is offered by different sales models, such as subscription services, online downloads for a one-time fee, micro-transactions and advertising-supported free-to-play games and game sites (your page 30). Please explain how your revenue recognition policy is applied to each of these service deliverables and how your policy disclosures address each different revenue transaction. Tell us whether micro-transactions are considered digital content sold for an additional fee as described in your footnote. Clarify whether the micro-transactions represent virtual goods sold to players and how you are accounting for these transactions. Further, describe the nature of the online service component contained in the micro-transactions.

EA's Response:
Approximately 80 percent of our fiscal 2012 revenue is derived from online-enabled packaged goods transactions and online downloads for a one-time fee. Online downloads for a one-time fee represent full-game sales delivered digitally (i.e., via the Internet) and are evaluated for revenue recognition in a manner consistent with full-game sales delivered via a disc (i.e., the method of delivery does not impact revenue recognition).

While each of the other sales models outlined on page 30 within the “Trends in Our Business” section is less than 10 percent of our total net revenue for fiscal 2012, our revenue recognition policy disclosure in Note 1 to the Consolidated Financial Statements on pages 71 to 73 is designed to encompass various sales models, including those mentioned on page 30 within the “Trends in Our Business” section. The following is our general revenue recognition policy pertaining to these sales models:
Time-based subscriptions (i.e., massively multi-player online games and Pogo-branded online games) - revenue is recognized as the service is rendered, which is generally determined to be on a straight-line basis over the service period.

Advertising associated with free-to-play games and game sites - revenue is recognized as services are delivered for impression-based advertising or over the contractual period for fixed-fee arrangements.

Micro-transactions - micro-transactions are entitlements to digital content sold for an additional fee. Similar to full-game sales, revenue recognition of a micro-transaction is based on whether the micro-transaction is a service or a product sale. For example, an avatar sale (i.e., a type of micro-transaction of a virtual good) for use with our Pogo service is considered to be an online service because access to the avatar requires EA to provide hosting support, while an avatar sale for use in The Sims 3 game is considered to be a digital content download because the avatar can be used after download without hosting support. Revenue from micro-transactions determined to be a service is generally recognized over the estimated service period. Revenue from micro-transactions determined to be a digital content download is recognized consistent with the sale of full-game software delivered via a disc as disclosed in Note 1 of the Consolidated Financial Statements.

We believe that our current revenue recognition policy disclosure accurately and fully encompasses our current material revenue models; however, as emerging sales models become material, we will provide additional disclosures in our revenue recognition policy disclosure. In addition, for future filings we intend to provide examples of our service-based transactions in our revenue recognition policy disclosure.

4.
We note some of your multiple element arrangements include tangible products with software and/or software-related offerings. To the extent there are important revenue recognition judgments relating to the point in time that revenues for separate units of accounting are recognized and the basis for any revenue deferral please tell us how your disclosures of those judgments comply with SAB 104, Topic 13B.

EA's Response:
Tangible products in our multiple-element arrangements are principally collectors' items, such as figurines and comic books, and represent a small portion of our overall revenue (less than 1 percent in fiscal 2012). We refer the Staff to Note 1 to the Consolidated Financial Statements for a discussion of our multiple-element arrangements and the judgments and assumptions used in the separation and allocation process.

We do not believe there are any important revenue recognition judgments relating to the point in time that revenues for separate units of accounting are recognized that are unique to transactions involving tangible products. In accordance with SAB 104, we recognize revenue upon delivery to the customer (i.e., at the time of sale) as there is no further obligation from EA, provided the other three revenue recognition criteria have been met. For software and software-related deliverables, we recognize revenue consistent with the sale of game software delivered via a disc as disclosed in Note 1 of the Consolidated Financial Statements.

In compliance with SAB 104 Topic 13B, in Note 1 to the Consolidated Financial Statements on page 72 in the fifth paragraph, we disclose that “determining the BESP (best estimate of selling price) is a subjective process that is based on multiple factors including, but not limited to, recent selling prices and related discounts, market conditions, customer classes, sales channels and other factors.”

5.
You state on page 32 that “determining whether an element of a transaction constitutes an online game service or a digital content download of a product requires judgment and can be difficult.” Explain how you distinguish these two elements from each other. Tell us how you determine whether a digital content download of a product contains an implicit service obligation to provide unspecified future digital content or updates. If the product does contain a service component, explain whether you allocate the arrangement fee to this service component for presentation purposes. In addition, explain whether the platform from which the download occurs impacts your revenue recognition policies.

EA's Response:
We consider an online game service to be one in which the game experience can only be achieved by EA providing continuous hosting support whereas the game experience for a digital content download can be achieved without EA's continuous hosting support (i.e., a digital content download can be played offline post-delivery). For example, as discussed in our response to Question 3, we consider an avatar sale (i.e., a type of micro-transaction of a virtual good) for use with our Pogo service to be an online service because access to the avatar requires EA to provide hosting support, while we consider an avatar sale for use in The Sims 3 game to be a digital content download because the avatar can be used after download without EA's hosting support.

For our software products that have online connectivity, whether delivered via a physical disc or via the Internet, we have an established historical pattern of providing unspecified digital content or updates to these products on a when-and-if-available basis (for example, player roster updates to Madden NFL 12) at no additional charge to the customer. Accordingly, because we do not have vendor specific objective evidence of fair value (“VSOE”) for this offering, we recognize revenue associated with these sales over the period we expect the consumer to utilize the content or updates offered by EA (the “estimated offering period”).

For online-enabled packaged goods with an online service component (i.e., “matchmaking” services) where we do not have VSOE for both elements in the arrangement, we allocate the arrangement fee between product and service revenue for presentation purposes. We refer the Staff to our response to Question 8 below for a discussion of how we allocate an arrangement fee that includes both a product and service component.

The platform from which digital content delivery occurs does not impact our revenue recognition policy. We look at the deliverables in each business model (e.g., unspecified digital content on a when-and-if-available basis, hosted service) to evaluate revenue recognition.

6.
Please explain how your disclosure addresses your revenue recognition policy for the subscription based products (i.e., time-based subscriptions). For example, we note that massively multi-player online (“MMO”) games that include both a game and subscription sale and your Pogo-branded games include a subscription element. Clarify whether these products contain a component to provide digital content (i.e., incremental unspecified digital content or updates) for no additional fees as discussed in your footnote.

EA's Response:
As discussed in our revenue recognition policy disclosures in the fourth paragraph of Note 1 to the Consolidated Financial Statements, revenue from services such as time-based subscriptions is generally recognized on a straight-line basis as the services are provided. Accordingly, for consumers who purchase a one year subscription for our massively multi-player online games (“MMO”) and Pogo-branded online games services, we recognize the revenue from the one year subscription on a straight-line basis over the 12-month service period.

An active subscription to our MMOs and Pogo-branded online game services entitles the consumer to incremental unspecified digital content or updates for no additional fee. Accordingly, this is a consideration in recognizing subscription revenue over the service period.

In addition, in the case of MMOs, while we sell the game client, an active subscription is also required to play the game. The subscription component is recognized as a time-based subscription as discussed above. Because the subscription service is essential to the functionality of the game client, we recognize as revenue the proceeds from game client sales over the total estimated service period that we expect the MMO consumer to have an active subscription (i.e., 18 months).

7.
Tell how you assess the estimated offering periods in determining the appropriate attribution period. Indicate whether the offering period is different than an estimate of game usage or player useful life. For example, we note that the MMO games have an estimated service period of eighteen months and matchmaking services are recognized over six months. Ensure that you disclose how you observe and collect data on player's game usage across the various platforms in estimating these periods. Please consider adding additional discussion and analysis to your critical accounting policies disclosure to identify the significant assumptions and judgments applied.

EA's Response:
Generally, we refer to an “offering period” as the period that we make available, for digital download, unspecified future digital content on a when-and-if-available basis to the consumer for no additional fee. We refer to the term “service period” as the period we will provide a service to the consumer which is generally continuous online hosting support for either matchmaking or subscription services. Although an offering period and service period relate to different types of deliverables, they are both estimated based on online “player useful life.” For example, in Madden NFL 12 we provide unspecified future digital content on a when-and-if-available basis to the consumer for no additional fee (i.e., an offering) as well as online matchmaking service (i.e., a service). We recognize revenue for this title over six months which is equal to the estimated offering period as well as the estimated service period.

In future filings, in our critical accounting policies, we will clarify and expand our revenue recognition disclosures relative to our significant assumptions and judgments used in determining the estimated offering and service periods as follows:

If the period is not defined, we recognize revenue over the estimated offering period, which is generally estimated to be six months for online-enabled games. In addition, revenue from an online game service is recognized as the service is rendered. If the period is not defined, we recognize the revenue over the estimated service period which is also generally six months for our matchmaking service associated with online-enabled games. Determining the estimated offering or service period is inherently subjective and is subject to regular revision based on historical online usage. For example, in determining the estimated offering period for incremental unspecified digital content and the service period for our matchmaking service associated with our online-enabled games, we consider the period of time consumers are online because online connectivity is required for both of these. On an annual basis, we review consumers' online gameplay of all online-enabled games that have been released 12 to 24 months prior to the evaluation date. For example, if the evaluation date is April 1, 2012, we evaluate all online-enabled games released between April 1, 2010 and March 31, 2011. Based on this population of games, for all players that register the game online within the first six months of release of the game to the general public, we compute the weighted-average number of days for each online-enabled game, based on when a player initially registers the game online to when that player last plays the game online. We then compute the weighted-average number of days for all online-enabled games by multiplying the weighted-average number of days for each online-enabled game by its relative percentage of total units sold from these online-enabled games (i.e., a game with more units sold will have a higher weighting to the overall computation than a game with fewer units sold). Under a similar computation, we also consider the estimated period of time between the date a game unit is sold to a reseller and the date the reseller sells the game unit to an end consumer. Based on the sum of these two calculations, we then consider the results from prior years, known online gameplay trends, as well as disclosed service periods for competitors' games and/or services to determine the estimated offering period for unspecified incremental digital content or updates or the estimated service period for matchmaking services. Similar computations are also made for the estimated service periods related to our MMOs and micro-transactions associated with our free-to-play games.
While we consistently apply this methodology, inherent assumptions used in this methodology include which online-enabled games to sample from, whether to use only units that have registered online, whether to weight the number of days for each game, whether to weight the days based on the units sold of each game, determining the period of time between the date of sale to reseller and the date of sale to the consumer and assessing online gameplay trends.

8.
We note that certain of your software game products include matchmaking services. You state in item 4 of your services and other revenue disclosure that matchmaking service is “allocated” service revenue. It appears that you are allocating revenue to product and service revenues for presentation purposes. If so, disclose the basis for this allocation.

EA's Response:
For future filings, we intend to disclose the methodology for the “allocated” service revenue as follows:

For product sales that include a matchmaking service, our allocation of proceeds between product and service revenue for presentation purposes is based on management's best estimate of the selling price of the matchmaking service with the residual value allocated to product revenue. Our estimate of the selling price of the matchmaking service is comprised of several factors including, but not limited to, prior selling prices for the matchmaking service, prices charged by other third party vendors for similar service offerings, and a cost plus margin approach. We review the estimated selling price of the online “matchmaking” service on a regular basis and use this methodology to allocate revenue from the sales of online-enabled software product and online hosting services between product and service revenue.

Note 18. Segment Information, page 106

9.
We note from your disclosures that your North America net revenue was primarily generated in the United States. Please tell us whether revenues attributable to any individual foreign country are material. We refer you to ASC 280-10-50-41. In this regard, tell us what consideration you gave to disclosing the amount of revenue earned in the United States.

EA's Response:
The basis by which we attribute net revenue from external customers to individual countries is based on the location of the legal entity that sells the products and services. We advise the Staff that 99 percent of our North America net revenue was attributed to the United States. For fiscal year 2012, the only country other than the United States with material net revenue (defined as greater than 10 percent of total net revenue) was Switzerland, which had $589 million, or 14 percent, of total net revenue.

In future filings, we will disclose our basis for attributing net revenue to individual countries, as well as any foreign country that has material net revenues for the periods reported.

***

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments, or changes in disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to contact me at (650) 628-7768.

Sincerely,

/s/ Kenneth A. Barker
Kenneth A. Barker
Chief Accounting Officer

cc:	Morgan Youngwood
Securities and Exchange Commission

Blake Jorgenson
Stephen G. Bené
Electronic Arts Inc.

John Ebner
KPMG LLP